UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________________

FORM 11-K

_____________________________

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number
001-32663

 _____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLEAR CHANNEL OUTDOOR HOLDINGS, INC.
200 East Basse Road
San Antonio, Texas 78209
Telephone (210) 832-3700

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Clear Channel Communications, Inc. 401(k) Savings Plan
San Antonio, Texas

We have audited the accompanying statements of net assets available for benefits of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for plan benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 3, the Plan changed its method of accounting for notes receivable from participants.

/s/ BKD, LLP

San Antonio, Texas
June 24, 2011
Federal Employer Identification Number:  44-0160260

Clear Channel Communications, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

Assets	2010	2009

Investments, at Fair Value
Plan interest in Clear Channel Communications, Inc. Master Trust	$629,983,833	$553,303,765

Total investments, at fair value	629,983,833	553,303,765

Receivables
Employer's contribution	471,143	-
Participants' contributions	1,281,910	1,205,646
Notes receivable from participants	12,158,578	11,737,589

Total receivables	13,911,631	12,943,235

Total assets	643,895,464	566,247,000

Liabilities
Administrative fees payable	10,486	11,722

Total liabilities	10,486	11,722

Net Assets Available for Benefits	$643,884,978	$566,235,278

See Notes to Financial Statements

Clear Channel Communications, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2010

Investment Income
Plan interest in Clear Channel Communications, Inc. Master Trust	$81,310,395

Interest Income on Notes Receivables from Participants	664,131

Contributions
Employer	13,999,884
Participants	37,629,486
Rollovers	1,854,493

Total contributions	53,483,863

Total additions	135,458,389

Deductions
Benefits paid to participants	57,748,629
Administrative expenses	60,060

Total deductions	57,808,689

Net Increase	77,649,700

Net Assets Available for Benefits, Beginning of Year	566,235,278

Net Assets Available for Benefits, End of Year	$643,884,978

See Notes to Financial Statements

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 1:	Description of Plan

The following description of the Clear Channel Communications, Inc. (Company or Plan Sponsor) 401(k) Savings Plan (Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all eligible employees of the Company and its subsidiaries.  Prior to January 1, 2011, employees did not become eligible to participate in the Plan until completing one year of service.  Beginning January 1, 2011, the eligibility service requirement was reduced from one year to 90 days.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under Internal Revenue Service (IRS) rules and regulations.  Each year, participants may elect to contribute up to 25% of their eligible pay on a pre-tax basis, up to the annual IRS maximum 401(k) deferral limit of $16,500 in 2010.  The Plan Sponsor limits the 401(k) deferral percentage elections of all highly compensated employees in the Plan to a maximum of 5% of pay.  The IRS limits the amount of compensation that can be taken into account for Plan purposes.  For 2010, the qualified plan compensation limit was $245,000.  Employees participating in the Plan who attained age 50 by December 31 were eligible to contribute an additional $5,500 in pre-tax “catch-up” contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers one unitized majority-owned subsidiary common stock fund (Clear Channel Outdoor Holdings, Inc.) and 19 registered investment funds.

Employer contributions to the Plan include matching contributions.  The Plan Sponsor suspended the employer matching contributions effective April 30, 2009.  The employer discretionary matching contribution was reinstated by the Plan Sponsor effective April 1, 2010, retroactive to January 1, 2010, in an amount equal to 50% of the first 5% of each participant’s voluntary contributions under the Plan.  Additionally, elective contributions may be made annually at the discretion of the Plan Sponsor’s Board of Directors.  The employer contribution was $13,999,884 for the year ended December 31, 2010.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Participant Accounts

Each participant’s account is credited with allocations of the Plan Sponsor’s contribution and Plan earnings (losses) and charged with certain stock fund expenses and transaction fees.  Allocations are based on participant account balances and participant-directed transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Participant forfeitures of non-vested contributions and unclaimed benefits are used to reduce employer contributions to the Plan.  For the year ended December 31, 2010, approximately $280,400 of forfeitures was used to reduce employer contributions.  There were unallocated forfeitures of approximately $16,900 and $13,900 as of December 31, 2010 and 2009, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Plan Sponsor’s contributions is based on years of continuous service.  A participant is 100% vested in the Plan Sponsor’s contributions to the participant’s account after seven years of credited service (or upon the death or disability of the participant or attainment of age 65) for contributions made prior to January 1, 2002.  A participant is 100% vested in the Plan Sponsor’s contributions to the participant’s account after five years of credited service (or upon the death or disability of the participant or attainment of age 65) for contributions made after January 1, 2002.

Notes Receivable from Participants

Participants may borrow from $1,000 up to a maximum of the lesser of i) $50,000 reduced by the excess, if any, of (A) the highest outstanding balance of loans to the participant from the Plan during the one year period ending on the day before the day the loan is made, over (B) the outstanding balance of loans to the participant from the Plan on the date on which the loan is made, or ii) 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and bear a fixed interest rate equal to 1% above the prime rate as reported in the Wall Street Journal for the last business day of the quarter preceding the calendar quarter in which the loan is processed unless such rate is not “reasonable” within the meaning of ERISA, in which case a reasonable rate of interest shall be used.

Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Payment of Benefits

On termination of employment, the Plan provides that benefits will be paid by a lump-sum distribution, a rollover or a combination of a lump sum and rollover.  Participants also may elect to receive all or part of their funds invested in the Clear Channel Outdoor Holdings, Inc. stock fund in the form of shares of Clear Channel Outdoor Holdings, Inc. common stock, subject to Plan requirements.  The Plan Sponsor encourages terminated participants to review the distribution options available under the Plan.

The Plan Sponsor may periodically distribute the funds of terminated participants who do not make a distribution election.  If the vested account balance is $1,000 or less upon termination of employment, the funds will be distributed in the form of a lump-sum distribution unless the participant has elected to rollover the distribution.  If the vested account balance is greater than $1,000 but less than $5,000 upon termination of employment, the distribution will be paid in the form of a direct rollover to an individual retirement plan designated by the Clear Channel Communications, Inc. Retirement Benefits Committee unless the participant has elected to receive the distribution in a lump sum payment or as a direct rollover.  For benefits over $5,000 upon termination of employment, participants may elect to have benefits paid by lump sum distribution, remain in the Plan until the earlier of age 65 or death of the participant or rolled over into another qualified plan.  Absent such an election, participants whose benefits exceed $5,000 upon termination of employment will receive a lump sum payment as soon as administratively feasible after reaching age 65.  Hardship withdrawals are available to Plan participants upon approval.

Note 2:	Summary of Accounting Policies

Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements.  This update amends ASC Topic 820, Fair Value Measurements and Disclosures, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3.  These disclosures are effective for the interim and annual reporting periods beginning after December 15, 2009.  Additional new disclosures regarding the purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010 beginning with the first interim period.  The Plan adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010.  Since ASU 2010-06 only affects fair value disclosures, its adoption did not affect the Plan’s net asset available for benefits or its changes in net assets available for benefits.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

In September 2010, the FASB issued Account Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25).  ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants.  ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively.  Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009.  Participant loans have been reclassified as notes receivable from participants as of December 31, 2009 (see Note 3).

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation

The Plan’s interest in the Clear Channel Communications, Inc. Master Trust is stated at fair value (see Note 4).

Payments of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2009 financial statement to conform to the 2010 financial statement presentation.  These reclassifications had no effect on changes in net assets available for benefits.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 3:	Change in Accounting Principle

During 2010, the Plan adopted the provisions of ASU 2010-25, Reporting Loans to Participants by Defined Contribution Plans.  The ASU requires loans to participants to be reported as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest, instead of being reported as part of investments at fair value as they were under previous guidance.

The following financial statement line items for fiscal years 2010 and 2009 were affected by the change in accounting principle.

	2010
	Statement of Net Assets Available for Benefits

	As Computed
	Under	As Computed
	Previous	Under	Effect of
	Guidance	ASU 2010-25	Change

Investments	$642,142,411	$629,983,833	$(12,158,578)
Notes receivable from participants	$-	$12,158,578	$12,158,578

	2009
	Statement of Net Assets Available for Benefits

	As Previously		Effect of
	Reported	As Adjusted	Change

Investments	$565,041,354	$553,303,765	$(11,737,589)
Notes receivable from participants	$-	$11,737,589	$11,737,589

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

	2010
	Statement of Changes in Net Assets
	Available for Benefits

	As Computed
	Under	As Computed
	Previous	Under	Effect of
	Guidance	ASU 2010-25	Change

Investment income	$81,974,526	$81,310,395	$(664,131)
Interest income from notes receivable from participants	$-	$664,131	$664,131

Note 4:	Plan Interest in Clear Channel Communications, Inc. Master Trust

The Master Trust was established for the investment of assets of the Plan and other Clear Channel Communications, Inc. sponsored retirement plans.  These investments in the Master Trust consist of and are valued as follows:

•	Clear Channel Outdoor Holdings, Inc. common stock – quoted market price
•	Registered investment funds – net asset value of shares held

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company.  The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

The proportionate interest of the Plan in the Master Trust at December 31, 2010 and 2009 was approximately 98.8% and 98.7%, respectively.  The following table presents the fair values of investments and investment income for the Master Trust as of December 31:

	2010	2009

Investments at Fair Value
Clear Channel Outdoor Holdings, Inc.
common stock (unitized*)	$2,113,697	$1,357,496
Registered investment funds	635,863,772	559,197,074
	$637,977,469	$560,554,570

2010
Investment Income
Net appreciation fair value of investments
Clear Channel Outdoor Holdings, Inc.
common stock (unitized*)	$537,845
Registered investment funds	69,059,797
69,597,642

Interest and dividends	12,689,695
Interest on notes receivables from participants	667,910
$82,955,247

*A non-registered fund comprised of the underlying company stock and a short-term cash component.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 5:	Fair Value of Assets and Liabilities

Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, requires new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3.  That framework provides a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include: Common stocks which are valued at the closing price reported on the active market on which the individual securities are traded and Registered investment funds which are valued at the net asset value (NAV) of shares held by the Plan at year-end.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  There are no Level 2 or 3 securities held by the Plan.  The following tables present the fair value measurements of assets recognized in the Master Trust measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009:

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

			2010
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Master Trust
Registered investment funds:
International equity	$56,305,856	$56,305,856	$-	$-
Domestic equity	342,445,951	342,445,951	-	-
Life cycle	128,433,874	128,433,874	-	-
Bond	64,624,304	64,624,304	-	-
Money market	44,053,787	440,537,787	-	-

Clear Channel Outdoor Holdings, Inc. common stock (unitized**)	2,113,697	2,113,697	-	-
Total assets at fair value*	$637,977,469	$637,977,469	$-	$-

			2009
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Master Trust
Registered investment funds:
International equity	$52,680,839	$52,680,839	$-	$-
Domestic equity	291,605,065	291,605,065	-	-
Life cycle	110,777,137	110,777,137	-	-
Bond	58,376,057	58,376,057	-	-
Money market	45,757,976	45,757,976	-	-

Clear Channel Outdoor Holdings, Inc. common stock (unitized**)	1,357,496	1,357,496	-	-
Total assets at fair value*	$560,554,570	$560,554,570	$-	$-

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

*The proportionate interest of the Plan in the Master Trust as of December 31, 2010 and 2009 was approximately 98.8% and 98.7%, respectively.
** A non-registered fund comprised of the underlying company stock and a short-term cash component.

Note 6:	Investments

The following presents investments that represent 5% or more of the Plan’s allocable interest in the underlying investments of the Master Trust as of December 31, 2010 and 2009:

	2010	2009

LSV Value Equity Fund	$37,058,360	$32,767,019
Fidelity Growth Company Fund	$38,893,490	$30,625,901
Fidelity Retirement Money Market Portfolio	$43,384,547	$44,914,365
MSIFT Mid-Cap Growth Portfolio	$68,293,467	$53,485,309
PIMCO Total Return Fund	$63,976,349	$57,761,273
Fidelity Low-Priced Stock Fund	$46,601,546	$40,705,478
Fidelity Diversified International Fund	$55,337,468	$51,795,814
Spartan U.S. Equity Index Advantage Fund	$111,724,125	$102,921,414
Fidelity Freedom 2010 Fund	$48,089,624	$44,943,491

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Clear Channel Outdoor Holdings, Inc. common stock (unitized*)	$537,845
Registered investment funds	68,233,167
$68,771,012

*A non-registered fund comprised of the underlying company stock and a short-term cash component.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 7:	Related Party Transactions

Certain Plan investments are managed by Fidelity Management Trust Company (Fidelity).  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $399,000 in professional fees related to the Plan for the year ended December 31, 2010.

Note 8:	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in the employer’s contributions allocated to their account.

Note 9:	Tax Status

The IRS has determined and informed the Plan Sponsor by a letter dated April 11, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Effective January 1, 2009, the Clear Channel Communications, Inc. 401(k) Savings Plan was amended and restated to reflect recent amendments to the Plan and clarify certain provisions under the Plan, among other matters.  Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan filed an application with the IRS for a determination letter on January 15, 2010.

 Note 10: Subsequent Events

In accordance with the terms of the stock purchase agreement entered into between Clear Channel Acquisition LLC and Westwood One, Inc., on April 29, 2011, employees of the acquired companies who then participated in the Westwood One Incorporated Savings and Profit Sharing Plan will be eligible to participate in the Plan effective July 1, 2011.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

 Note 11: Risk and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits.

The recent global economic downturn and continued economic uncertainties present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

SUPPLEMENTAL SCHEDULE

Clear Channel Communications, Inc. 401(k) Savings Plan

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

EIN:  74-1787539  PN 001

December 31, 2010

Description of investment,
including maturity date, rate
Identity of issuer, borrower,	of interest, collateral, par	Current
lessor or similar party	or maturity value	value

* Participant Loans	Various due dates with interest rates
	between 4.25% - 11.5%	$ 12,158,578

* Denotes party in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

Date: June 24, 2011	By:	/s/ Scott D. Hamilton
Name: Scott D. Hamilton
Title: Principal Accounting Officer

EXHIBIT INDEX

Exhibit	Description
23.1*	Consent of BKD, LLP

*  Filed herewith.